UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               CLEAN HARBORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    184496107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    184496107
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   3,165,650*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     19.9%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------
* Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of warrants to purchase an aggregate of 1,859,250 shares (subject to adjustments in certain circumstances) of common stock, par value $0.01 per share (the "Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). In addition, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 195,000 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 543,100 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 255,000 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 50,800 Shares, and various other private investment funds (the "Funds") hold in the aggregate 262,500 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of June 30, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 3,165,650 Shares, or 19.9% of the Shares deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., a Delaware limited partnership
("Cerberus"), which is the managing member of Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), and (ii) through one or more intermediate entities, the investment manager for each of Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and various other private investment funds (the "Funds"). Cerberus, Cerberus CH, Cerberus Series Two, Cerberus America, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Preferred Stock Redemption Agreement, dated as of June 30, 2004, by and among the Company, Cerberus CH and certain other parties thereto (the "Redemption Agreement"), on June 30, 2004, among other things, the Company redeemed all of the shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), held by Cerberus CH in exchange for (a) cash in an amount equal to the sum of (i) the liquidation preference of each such Preferred Share (including accrued and unpaid dividends thereon through and including the date and time of the closing of the transactions contemplated by the Redemption Agreement) and (ii) $14.50 per Preferred Share, and (b) warrants to purchase an aggregate of 1,859,250 Shares (subject to adjustments in certain circumstances).

          All funds used to purchase or acquire the securities of the Company by Cerberus, Cerberus CH, Cerberus Series Two, Cerberus America, International and the Funds came directly from the assets of Cerberus, Cerberus CH, Cerberus Series Two, Cerberus America, International and the Funds, respectively. See
Item 5 of this Schedule 13D Amendment No. 4 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, as of June 14, 2004 there were 14,047,649 Shares issued and outstanding. As of June 30, 2004, Cerberus CH is the holder of warrants to purchase an aggregate of 1,859,250 Shares (subject to adjustments in certain circumstances), Cerberus is the holder of 195,000 Shares, International is the holder of 543,100 Shares, Cerberus Series Two is the holder of 255,000 Shares, Cerberus America is the holder of 50,800 Shares and the Funds hold in the aggregate 262,500 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of June 30, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 3,165,650 Shares, or 19.9% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to June 30, 2004, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the June 30, 2004 redemption of all of the Preferred Shares pursuant to the Redemption Agreement for (a) cash in an amount equal to the sum of (i) the liquidation preference of each such Preferred Share (including accrued and unpaid dividends thereon through and including the date and time of the closing of the transactions contemplated by the Redemption Agreement) and (ii) $14.50 per Preferred Share, and (b) warrants to purchase an aggregate of 1,859,250 Shares (subject to adjustments in certain circumstances), as described in this Schedule 13D Amendment No. 4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the redemption of the Preferred Shares, in addition to the Redemption Agreement which is attached as Exhibit 1 hereto, Cerberus CH entered into an Investors Rights Agreement, dated as of June 30, 2004, pursuant to which, among other things, the Company, Cerberus CH and certain other parties agreed to the terms pursuant to which (a) the Company shall register, among other securities, the Shares issuable upon exercise of the warrants for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration and (b) Cerberus CH and certain other parties were granted co-sale rights with respect to certain sales of Shares by one or more shareholders of the Company, as more particularly set forth and described in the Investors Rights Agreement attached as Exhibit 2 hereto.

          In addition, pursuant to the Redemption Agreement, the Company, Cerberus CH and certain other parties terminated that certain Investors Rights Agreement, dated as of September 6, 2002, by and among the Company, Cerberus CH and certain other parties thereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Preferred Stock Redemption Agreement, dated as of June 30, 2004, by and among the Company, Cerberus CH and certain other parties identified therein.

          2. Investors Rights Agreement, dated as of June 30, 2004, by and among the Company, Cerberus CH and certain other parties identified therein.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        July 1, 2004


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates, L.L.C., the  general partner
                                        of Cerberus Partners, L.P., the managing
                                        member of Cerberus CH LLC,  and Cerberus
                                        Series  Two   Holdings,  LLC,   Cerberus
                                        America   Series  One    Holdings,  LLC,
                                        Cerberus  International,  Ltd.  and  the
                                        Funds



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                               Execution Version


                      PREFERRED STOCK REDEMPTION AGREEMENT

          PREFERRED STOCK REDEMPTION AGREEMENT (the "Agreement"), dated as of June 30, 2004, by and among Clean Harbors, Inc., a Massachusetts corporation, with headquarters located at 1501 Washington Street, Braintree, Massachusetts 02184 (the "Company") and the Investors listed on the signature pages hereto (the "Investors").

          WHEREAS:

          A. The Company and certain of the Investors entered into that certain Securities Purchase Agreement, dated as of September 6, 2002 (the "Securities Purchase Agreement"), pursuant to which, among other things, such Investors purchased from the Company an aggregate of 25,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") which are convertible into shares (the "Conversion Shares") of the Company's Common Stock, par value $0.01 per share (the "Common Stock");

          B. Contemporaneously with the execution and delivery of the Securities Purchase Agreement, the Company, certain of the Investors, Alan S. McKim and the Trustees of the Alan S. McKim Children's Trust (collectively, "McKim"), who are significant shareholders of the Company, entered into an Investors Rights
Agreement, dated as of September 6, 2002 (the "Original Investors Rights Agreement"), pursuant to which, among other things, the Company agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Original Investors Rights Agreement) under the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations promulgated thereunder, and applicable state securities, laws and McKim, among other things, agreed to grant such Investors certain rights to tag-along to sales of Common Stock by McKim;

          C. The Company and all of the Investors desire to enter into this Agreement, pursuant to which, among other things, the Company will redeem each share of Preferred Stock held by the Investors in exchange for (a) cash in an amount equal to the sum of (i) the liquidation preference of each such share of Preferred Stock (including accrued and unpaid dividends thereon through and including the Closing Date) and (ii) $14.50 per share of Preferred Stock, and
(b) warrants (the "Warrants") to acquire shares of Common Stock in the form attached hereto as Exhibit A (each, a "Warrant" and together with any warrants issued in replacement or substitution thereof in accordance with the terms thereof, the "Warrants"), which Warrants shall be exercisable for an aggregate of 2,775,000 shares of Common Stock (subject to adjustment in the manner provided in the Warrants);

          D. The Company and the Investors party thereto desire to terminate the Original Investors Rights Agreement and the Company and all of the Investors desire to enter into a new Investors Rights Agreement in the form attached hereto as Exhibit B (the "Investors Rights Agreement") to provide for, among other things, the registration of the shares of Common Stock issuable upon exercise of the Warrants and for McKim, among other things, to grant the Investors certain rights to tag-along to sales of Common Stock by McKim;

          E. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Securities Purchase Agreement.


9588751.7

          NOW, THEREFORE, the Company and the Investors hereby agree as follows:

          1. REDEMPTION OF PREFERRED STOCK AND ISSUANCE OF WARRANTS.
             ------------------------------------------------------

               (a) Redemption of Preferred Stock. Subject to satisfaction (or waiver) of the conditions set forth in Sections 6 and 7, the Company shall redeem from each Investor on the Closing Date (as defined below) that number of shares of Preferred Stock set forth opposite such Investor's name on the Schedule of Investors (the "Closing").

               (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York Time, on June 30, 2004, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Investors). The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

               (c) Form of Payment. On the Closing Date, (i) the Company (A) shall pay to each Investor for each share of Preferred Stock listed on the Schedule of Investors an amount equal to the sum of (x) the Stated Value (as defined and calculated in the Certificate of Vote with respect to the Preferred Stock (the "Certificate")) with respect to each share of Preferred Stock, which includes the amount of all Accrued Dividend Payments (as defined in the Certificate) on each such share of Preferred Stock through and including the Closing Date and (y) an amount equal to $14.50 for each share of Preferred Stock (collectively, the "Per Share Redemption Price" and the aggregate of the Per Share Redemption Price to be paid to such Investor for all of such Investor's shares of Preferred Stock being redeemed hereunder is referred to as such Investor's "Aggregate Redemption Price"), all as set forth on the Schedule of Investors, by wire transfer of immediately available funds in accordance with such Investor's written wire instructions set forth on the Schedule of Investors and (B) shall issue and deliver to such Investor a Warrant for the amount of shares of Common Stock as set forth on the Schedule of Investors, duly executed on behalf of the Company and registered in the name of such Investor or its designee and (ii) the Investor shall deliver to the Company certificate(s) representing the shares of Preferred Stock being redeemed hereby, together with duly executed stock transfer powers in favor of Company.

          2. REPRESENTATIONS AND WARRANTIES OF INVESTORS
             -------------------------------------------

          Each Investor represents and warrants with respect to only itself that:

               (a) Organization and Qualification. Such Investor is an entity duly authorized and validly existing under the laws of its jurisdiction of organization and has the requisite power to carry on its business as it is now being conducted and currently proposed to be conducted.

               (b) Authorization; Enforcement; Validity. This Agreement and the Investors Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Investor and are legal, valid and binding obligations of such Investor, enforceable against such Investor in accordance with their terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

               (c) Investment Purpose. Such Investor is acquiring the Warrants for its own (or an Affiliate's) account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Investor does not agree to hold any of the Warrants or any shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") for any minimum or other specific term and reserves the right, subject to compliance with applicable securities laws, to dispose of the Warrants and the Warrant Shares at any time.

               (d) Accredited Investor Status. Such Investor is an "accredited investor" as that term is defined in Rule 501(a)(3) of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

               (e) Reliance on Exemptions. Such Investor understands that the Warrants are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and such Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Warrants.

               (f) Transfer or Resale. Such Investor understands that except as provided in the Investors Rights Agreement, the Warrants and the Warrant Shares have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (i) subsequently registered thereunder, (ii) such Warrants and the Warrant Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (iii) such Investor provides the Company with reasonable assurance, upon request by the Company, that such Warrants and Warrant Shares can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act (or a successor rule thereto) ("Rule 144").

               (g) Legends. Such Investor understands that, until such time as the sale of the Warrants and Warrant Shares have been registered under the 1933 Act as contemplated by the Investors Rights Agreement, the stock certificates representing the Warrant Shares, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE

                    SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) PURSUANT TO RULE 144 UNDER SAID ACT OR (C) ANY OTHER EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT RELATING TO THE DISPOSITION OF SECURITIES.

               (h) The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Warrant Shares upon which it is stamped, if, (i) such Warrant Shares are registered for resale under the 1933 Act, (ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a public sale, assignment or transfer of the Warrant Shares may be made without registration under the 1933 Act, or (iii) such holder provides the Company with reasonable assurances that the Warrant Shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold.

               (i) Such Investor is the sole record owner of the shares of Preferred Stock set forth such Investor's name on the Schedule of Investors and has good and marketable title to such shares, free and clear of all claims, liens, encumbrances, restrictions and security interests of any kind whatsoever. There are no outstanding options or agreements to which such Investor is a party under which any person or entity has the right, present or future, to acquire from Investor such shares of Preferred Stock.

          3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
             ---------------------------------------------

          The Company hereby represents and warrants to the Investors as follows:

               (a) Organization and Qualification. The Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns 50% or more of the capital stock or other equity, economic or similar interests or owns capital stock or holds an equity, economic or similar interest which ownership entitles the Company to elect 50% or more of the board of directors or similar governing body of such entity,) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate or other power and authorization to own their properties and to carry on their business as now being conducted and currently proposed to be conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, prospects or financial condition of the Company and its Subsidiaries, taken as a whole, on the business, assets (tangible and intangible), accounts receivable, rights, contracts, agreements, instruments, equipment, inventory, intellectual property, claims, property (real or otherwise), licenses, permits, authorizations, approvals, bank accounts, lockbox arrangements, banks and records and goodwill and liabilities, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under this Agreement, the Investors Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5) or the Warrants (collectively, the "Transaction Documents").

               (b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Warrants and the Warrant Shares issuable upon exercise of the Warrants in accordance with the terms of the Warrants. The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance and reservation for issuance of the Warrant and the Warrant Shares issuable upon exercise thereof have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders. The Transaction Documents have been duly executed and delivered by the Company. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

               (c) Capitalization. The authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock, of which as of June 14, 2004, 14,047,649 shares were issued and outstanding, no shares were held in treasury, and no shares are issuable or reserved for issuance pursuant to securities other than (A) the Warrants, (B) 2,134,684 shares were reserved for issuance pursuant to the Company's stock option and purchase plans, (C) 340,480 shares were reserved for issuance pursuant to conversion of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), and (D) the Conversion Shares reserved for issuance pursuant to the conversion of the Preferred Stock (which shares will cease to be so reserved upon the redemption of the Preferred Stock), and (ii) 2,000,000 shares of preferred stock, of which (A) 894,585 shares have been designated Series A Preferred Stock (of which none are issued and outstanding), (B) 156,416 shares which have been designated as Series B Preferred Stock (of which 112,000 shares are issued and outstanding), and (C) 25,000 shares of the Preferred Stock (of which none will remain issued and outstanding upon the redemption of the Preferred Stock). All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except for the Preferred Stock or as disclosed in Schedule 3(c), (A) no Capital Stock of the Company or any of its Subsidiaries are subject to preemptive rights or any other similar rights (arising under Massachusetts law, the Company's Articles of Organization (defined below) or By-laws (defined below) or any agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound) or any pledges, claims, liens, mortgages, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") granted or created by the Company or any of its Subsidiaries; (B) there are no outstanding debt securities issued by the Company or any of its Subsidiaries which are convertible or exercisable into or exchangeable for Capital Stock of the Company or any of its Subsidiaries; (C) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any Capital Stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional Capital Stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any Capital Stock of the Company or any of its
Subsidiaries; (D) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their Capital Stock under the 1933 Act (other than the Investors Rights
Agreement); (E) there is no outstanding Capital Stock or instrument of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem any Capital Stock or any debt security of the Company or any of its Subsidiaries (other than in this Agreement and the Warrants); (F) there is no outstanding Capital Stock or instrument of the Company or any of its Subsidiaries containing anti-dilution or similar provisions that will be triggered by the issuance of the Warrants or the Warrant Shares as described in this Agreement; and (G) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. For purposes of this Agreement, the term "Capital Stock" means (A) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (B) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

               (d) Issuance of Securities. The Warrants have been duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) validly issued, fully paid and non-assessable, (ii) free from all taxes, and Liens with respect to the issuance thereof and (iii) entitled to the rights and preferences set forth in the Warrants. As of the Closing Date, 2,775,000 shares of Common Stock will have been duly authorized and reserved for issuance of the Warrant Shares. Upon exercise of the Warrants in accordance with the terms thereof, the Warrant Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Based in part on the representations made by the Investors in Section 2 hereof, the issuance by the Company of the Warrants and the Warrant Shares is exempt from registration under the 1933 Act.

               (e) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Warrant Shares) do not and will not (i) result in a violation of the Articles of Organization or the By-laws;
(ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, lease or instrument, permit, concession, franchise or license to which the Company or any of its Subsidiaries is a party; (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market (as defined below)) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation, in any material respect, of any term of its Articles of Organization or its By-laws or their organizational charter or by-laws or other constituent documents, respectively. Except as specifically contemplated by this Agreement and as required under the 1933 Act or under any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not in violation of the listing requirements of the Principal Market and has no actual knowledge of any facts which would reasonably lead to delisting or suspension of the Common Stock by the Principal Market in the foreseeable future.

               (f) SEC Documents; Financial Statements. Since January 1, 2002, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). As of the date of filing of such SEC Documents, such SEC Documents, as it may have been subsequently amended by filings made by the Company with the SEC prior to the date hereof, complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. None of the SEC Documents, as of the date filed and as they may have been subsequently amended by filings made by the Company with the SEC prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). None of the Company nor any of its Subsidiaries have any material liabilities or obligations of any nature (whether known or unknown, and whether absolute, accrued, contingent, matured, liquidated, unasserted or otherwise) of a kind required by generally accepted accounting principles ("GAAP") to be set forth on a financial statement that is not fully and adequately reflected or reserved against in the financial statements contained in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, other than liabilities and obligations incurred since December 31, 2003 in the ordinary course of business consistent with past practice that are not material in amount.

               (g) Full Disclosure. No other information provided by or on behalf of the Company to the Investors which is not included in the SEC Documents, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are or were made, not misleading.
The Company is not required to file and will not be required to file any agreement, note, lease, mortgage, deed or other instrument entered into prior to the date hereof and to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound which has not been previously filed as an exhibit to its reports filed with the SEC under the 1934 Act.

               (h) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court or Governmental Authority, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, except as expressly set forth in the SEC Documents, which seeks injunctive or declaratory relief against or affecting the Company, any of its Subsidiaries or any of their respective assets or properties or, with respect to the Company and its Subsidiaries, that if adversely determined, could have a Material Adverse Effect.

               (i) Compliance with Law. Except for the regulatory proceedings arising under environmental laws and regulations which are described in the SEC Documents, none of the Company or any of its Subsidiaries (i) has violated or conducted its business or operations in violation of, and has not used or occupied its properties or assets in material violation of, any statute, law, ordinance, rule, regulation, permit, order, writ, judgment, injunction, decree or award issued, enacted or promulgated by any Governmental Authority or any arbitrator ("Legal Requirements"), (ii) to the Company's knowledge, has been alleged to be in material violation of any Legal Requirement, or (iii) has received any notice of any violation or alleged material violation of, or any citation for material non-compliance with, any Legal Requirements.

               (j) Acknowledgment Regarding Investor's Purchase of Securities. The Company acknowledges and agrees that each of the Investors is acting solely in the capacity of an arm's length purchaser with respect to the Transaction
Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that each Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by any of the Investors or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Investor's purchase of the Warrants.

               (k) No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Warrants.

               (l) No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance by the Company of any of the Warrants or Warrant Shares under the 1933 Act or cause this offering of the Warrants or Warrant Shares to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Principal Market, nor will the Company or any of its Subsidiaries take any action or steps that would require registration of the issuance by the Company of any of the Securities under the 1933 Act or cause the offering of the Warrants or Warrant Shares to be integrated with other offerings.

               (m)  Internal Accounting Controls.  The Company and  each of  its
Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

               (n) Unconditional Obligation. The Company understands and acknowledges that its obligation to issue Warrant Shares upon exercise of the Warrants in accordance with this Agreement and Warrants is, in each case, absolute and unconditional (except to the extent set forth in the Warrants) regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

               (o) Application of Takeover Protections. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement), including, without limitation, pursuant to any shareholder rights plan or similar agreement or instrument or other similar anti-takeover provision under the Articles of Organization or the laws of the state of its incorporation which is or could become applicable to the Investors as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Warrants and the Investors ownership of the Warrants or Warrant Shares.

               (p) Shareholder's Rights Plan. The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

               (q) Investment Company Status. The Company is not, and upon consummation of the issuance of the Warrants or the Warrant Shares issuable upon exercise of the Warrants, will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

               (r) Broker's or Finder's Commissions. No broker's or finder's fee or commission will be payable by or on behalf of the Company or any of its Subsidiaries with respect to the redemption of the Preferred Stock or the issuance and sale of the Warrants or Warrant Shares.

          4.  CERTAIN COVENANTS
              -----------------

               (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

               (b)  Financial Information.

                    (i) So long as any of the Warrants remain outstanding, the Company will provide the following information to each Investor:

                              (a) as soon as practicable and in any event within
                    45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations, stockholders' equity and cash flows of the Company and its Subsidiaries for the period from the beginning of the current fiscal year to the end of such quarterly period, and a consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year, and certified by the Chief Financial Officer of the Company, subject to changes resulting from year-end adjustments;

                              (b) as soon as practicable and in any event within
                    90 days after the end of each fiscal year, consolidated statements of operations, stockholders' equity and cash flows of the Company and its Subsidiaries for such year, and the consolidated balance sheet of the Company and its Subsidiaries as at the end of such year, setting forth in each case in comparative form corresponding consolidated figures from the preceding annual audit and certified to the Company by independent public accountants of recognized national standing selected by the Company;

                              (c) promptly after their becoming available, copies of all registration statements and reports which the Company or any of its Subsidiaries shall have filed with the SEC or any national securities exchange or quotation system;

                              (d)  promptly  after the  mailing  thereof  to the
                    holders of Common Stock of the Company, copies of all financial statements, reports and proxy statements so mailed; and

                              (e) true, complete and correct copies of all documents, reports, financial data and other information that each Investor may reasonably request.

                    (ii) The Company shall permit the authorized representatives designated by each Investor to visit and inspect any of the properties of the Company or any of its Subsidiaries, including their books of account, and to discuss their affairs, finances and accounts with their officers, all at such times as each Investor may reasonably request.

                    (iii) Each Investor shall have the right to consult with and advise the management of the Company and its Subsidiaries, upon reasonable notice at reasonable times from time to time, on all matters relating to the operation of the Company and its Subsidiaries.

               (c) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance of shares of Common Stock needed to provide for the issuance of the Warrant Shares issuable upon exercise of all outstanding Warrants (without regard to any limitations on exercise) in accordance with the terms of the Warrants.

               (d) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Investors Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents and the Warrants. So long as any Warrants or Warrant Shares are outstanding, the Company shall maintain the Common Stock's authorization for quotation on the Nasdaq National Market or for listing on the New York Stock Exchange (as applicable, the "Principal Market"). So long as any Warrants are outstanding and other than in connection with a Change of Control (as defined in the Warrants), neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock from the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(d).

               (e) Compliance with Law. The Company shall, and shall cause its Subsidiaries, to comply in all material respects with all applicable Legal Requirements (including, without limitation, all Environmental Laws).

          5.  TRANSFER AGENT INSTRUCTIONS.
              ---------------------------

               (a) The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at the Depository Trust Company ("DTC"), registered in the name of each Investor or its respective nominee(s), for the Warrant Shares in such amounts as specified from time to time by each Investor to the Company upon exercise of the Warrants (the "Irrevocable Transfer Agent Instructions"), a form of which is attached as Exhibit C hereto. Prior to registration of the Warrant Shares under the 1933 Act, all such certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement. After registration, the restrictive legend shall be removed. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5 and stop transfer instructions to give effect to Section 2(f) hereof (in the case of the Warrant Shares, prior to registration of the Warrant Shares under the 1933 Act) will be given by the Company to its transfer agent and that the Warrants and the Warrant Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement, the Warrants and the Investors Rights Agreement. If an Investor provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a public sale, assignment or transfer of the Warrants or the Warrant Shares may be made without registration under the 1933 Act or the Investor provides the Company with reasonable assurances that such Warrant and/or Warrant Shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Warrant Shares, promptly instruct its transfer agent to issue one or more certificates, or credit shares to one or more balance accounts at DTC, in such name and in such denominations as specified by such Investor and without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investors by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Investors shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

          6.  CONDITIONS TO COMPANY'S OBLIGATIONS HEREUNDER.
              ---------------------------------------------

          The obligations of the Company hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing the Investors with prior written notice thereof:

               (a) The Investors shall have executed this Agreement and the Investors Rights Agreement and delivered the same to the Company.

               (b) The Investors shall have delivered to the Company the shares of Preferred Stock being redeemed hereby duly endorsed for transfer.

               (c) The representations and warranties of each Investor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Investor at or prior to the Closing Date.

               (d) The Company shall have completed the debt refinancing transactions necessary to finance the purchase of the Preferred Stock as provided hereunder.

          7.  CONDITIONS TO INVESTORS OBLIGATIONS HEREUNDER.
              ---------------------------------------------

          The obligations of the Investors hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for each Investor's sole benefit and may be waived by such Investor at any time in its sole discretion by providing the Company with prior written notice thereof:

               (a) (i) The Company shall have executed each of the Transaction Documents and delivered the same to such Investor and (ii) McKim shall have executed and delivered to the Investors the Investors Rights Agreement.

               (b) The Company and its Subsidiaries shall have obtained all required licenses, waivers, consents and approvals, governmental and otherwise in connection with the transactions contemplated by this Agreement.

               (c) The Common Stock (x) shall be designated for quotation or listed on the Principal Market and (y) shall not have been suspended by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

               (d) The representations and warranties of the Company shall be true, complete and correct in all material respects (except for representations and warranties qualified by materiality or Material Adverse Effect or such similar qualification, which shall not be further qualified) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Investor shall have received a certificate, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Investor.

               (e) Such Investor shall have received the opinion of Davis, Malm & D'Agostine, P.C., dated as of the Closing Date, in form, scope and substance satisfactory to such Investor.

               (f) The Company shall have executed and delivered to such Investor the Warrants (in such denominations as such Investor shall request) for the Warrants being issued to such Investor at the Closing.

               (g) The Board of Directors of the Company shall have adopted resolutions consistent with Section 3(b) above and in a form reasonably acceptable to such Investor (the "Resolutions").

               (h) As of the Closing Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the exercise of the Warrants, 2,775,000 shares of Common Stock.

               (i) The Irrevocable Transfer Agent Instructions, in the form of Exhibit C attached hereto, shall have been delivered to such Investor, duly executed by the Company and acknowledged in writing by the Company's transfer agent.

               (j) The Company shall have delivered to such Investor a certificate evidencing the incorporation and good standing of the Company in such entity's jurisdiction of incorporation or organization issued by the Secretary of State of such jurisdiction of incorporation as of a date within five days of the Closing Date.

               (k) The Company shall have delivered to such Investor a certified copy of the Articles of Organization as certified by the Secretary of the Commonwealth of Massachusetts as of a date within five (5) days of the Closing Date.

               (l) The Company shall have delivered to such Investor a secretary's certificate, dated as of the Closing Date, certifying as to (A) the Resolutions, (B) the Articles of Organization and (C) the By-laws, each as in effect at the Closing.

               (m) The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Warrants pursuant to this Agreement in compliance with such laws.

               (n) The Company shall have paid by wire transfer of immediately available funds the Aggregate Redemption Price to such Investor, as set forth on the Schedule of Investors.

               (o) Such Investor shall have received such other agreements, instruments, certificates and other documents as it may determine are customary for the transactions contemplated by the Transaction Documents, in each case in form and substance satisfactory to such Investor.

               (p) The Company shall have repaid in full all obligations owing under all agreements and instruments evidencing indebtedness owing under the credit facility between the Company, certain of its Subsidiaries and Affiliates of Cerberus CH, LLC.

          8.  INDEMNIFICATION.
              ---------------

               (a) In consideration of each Investor's execution and delivery of the Transaction Documents and engaging in the transactions contemplated hereby and thereby and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Investor and each other holder of Warrants and all of their stockholders, officers, directors, managers, members, employees and direct or indirect investors and any of the foregoing persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents, or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby,
(c) any cause of action, suit or claim brought or made against such Indemnitee (other than a cause of action, suit or claim which is (x) brought or made by the Company and (y) is not a shareholder derivative suit) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the

Transaction Documents, or any other certificate, instrument or document contemplated hereby or thereby or (ii) the status of such Investor or holder of Warrants or Warrant Shares as an investor in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 8 shall be the same as those set forth in Section 5 of the New Investors Rights Agreement, including, without limitation, those procedures with respect to the settlement of claims and the Company's rights to assume the defense of claims.

          9.  MISCELLANEOUS.
              -------------

               (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

               (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

               (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

               (d)  Severability.  If any provision  of this Agreement  shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

               (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between each Investor, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended or waived other than by an instrument in writing signed by the Company and the holders of at least a majority of the Warrant Shares issuable upon exercise of all Warrants then outstanding. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Warrants then outstanding. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or holders of Warrants, as the case may be.

               (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

               If to the Company:

                    Clean Harbors, Inc.
                    1501 Washington Street
                    Braintree, MA  02185
                    Attention:  Chief Financial Officer
                    Telephone:  781-849-1800, Ext. 4450
                    Facsimile:  781-848-1632

               With a copy to:

                    Davis, Malm & D'Agostine, P.C.
                    One Boston Place
                    Boston, Massachusetts  02108
                    Attention:  C. Michael Malm, Esq.
                    Telephone:  617-365-2500
                    Facsimile:  617-525-6215

               If to the Transfer Agent:

                    American Stock Transfer & Trust Company
                    6201 15th Avenue
                    Brooklyn, NY  11219
                    Attention:  Fran Noftel or Donna Ansbro
                    Telephone:  718-921-8200
                    Facsimile:  718-921-8337

          If to a Investor, to it at the address and facsimile number set forth on the Schedule of Investors, with copies to such Investor's representatives as set forth on the Schedule of Investors, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

               (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the Warrant Shares issuable upon exercise of all Warrants then outstanding, including by merger or consolidation. An Investor may assign some or all of its rights hereunder or sell, transfer or dispose of any or all of its shares of Preferred Stock without the consent of the Company; provided, however, that the transferee or purchaser of the Preferred Stock has agreed in writing to be bound by the applicable provisions of this Agreement.

               (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

               (i) Survival. The representations, warranties and covenants of the Company and the Investors and the indemnification provisions set forth in
Section 8, shall survive the Closing. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

               (j) Fees and Expenses. At the Closing, the Company shall pay to the Investor's their legal fees and expenses incurred in connection with its due diligence and the preparation and negotiation of the Transaction Documents. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Warrants and the Warrant Shares.

               (k) Publicity. The Company and each Investor shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Investor, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations (although each Investor shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof and in no event may the Company disclose publicly the identity of any Investor or their nominees or affiliates without the prior consent of such Investor).

               (l) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               (m)  Placement Agent.  Except  as disclosed  in  writing  to  the
Investors, the Company acknowledges that it has not engaged any Person as placement agent or broker in connection with the issuance of the Warrants. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by or on behalf of any Investor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Investor harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim.

               (n) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

               (o)  Remedies.  Each  Investor and each holder  of  the  Warrants and/or Warrant Shares shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

              (p) Original Investors Rights Agreement. The parties agree that, upon the Closing Date, the Original Investors Rights Agreement will terminate and be of no further force and effect and be superseded by the Investors Rights Agreement.

               (q) Termination. If the Closing has not occurred on or before June 30, 2004, this Agreement shall terminate without liability to any of the parties hereto, unless such date is mutually extended in a written instrument executed by each of the parties hereto.

               (r) Investor Consent. The Investors, in their capacity as the holders of all of the issued and outstanding shares of Preferred Stock, hereby consent to (i) any of the debt financing transactions consummated by the Company as of the Closing Date that are necessary to permit the Company to pay the Aggregate Redemption Price and (ii) the termination as of the Closing Date of the Voting Agreement dated as of September 6, 2002 among the Company and the shareholders of the Company and the Investors listed on the signature pages to such Voting Agreement, so long as: (A) the Company complies with all of its obligations under this Agreement and there has been no breach of this Agreement by the Company, (B) the Company uses a portion of the proceeds to pay in full the Aggregate Redemption Price no later than the first date on which any such debt financing transactions occurs and (C) no such debt financing transaction shall involve or contemplate the issuance or deemed issuance of any equity or equity-linked securities of the Company or any of its Subsidiaries.


                            [Signature Page Follows]

          IN WITNESS WHEREOF, the Investors and the Company have caused this Redemption Agreement to be duly executed as of the date first written above.

COMPANY:

CLEAN HARBORS, INC.



By:  ______________________________
     Name:
     Title:

                                              INVESTORS:

                                              CERBERUS CH LLC


                                              By:  Cerberus Partners, L.P.
                                                   its Managing Member

                                              By:  Cerberus Associates, L.L.C.
                                                   its General Partner


                                              By:  _____________________________
                                                   Name:
                                                   Title:

                                         OAK HILL SECURITIES FUND, L.P.


                                         By: Oak Hill Securities GenPar, L.P.
                                             its General Partner

                                         By: Oak Hill Securities MGP, Inc.
                                             its General Partner

                                         By:  _______________________________
                                              Name:
                                              Title:


                                         OAK HILL SECURITIES FUND II, L.P.


                                         By: Oak Hill Securities GenPar II, L.P.
                                             its General Partner

                                         By: Oak Hill Securities MGP II, Inc.
                                             its General Partner

                                         By:  _______________________________
                                              Name:
                                              Title:


                                         LERNER ENTERPRISES, L.P.


                                         By:  Oak Hill Asset Management, Inc.
                                              As advisor and attorney-in-fact to
                                              Lerner Enterprises

                                         By:  _______________________________
                                                  Name:
                                                  Title:

                                       P&PK FAMILY LTD. PARTNERSHIP


                                       By: Oak Hill Asset Management, Inc.
                                           As advisor and attorney-in-fact to
                                           P&PK Family Ltd. Partnership

                                       By:  _______________________________
                                            Name:
                                            Title:


                                       CARDINAL INVESTMENT PARTNERS I, L.P.


                                       By:  Oak Hill Advisors, L.P.
                                            As advisor and attorney-in-fact to
                                            Cardinal Investment Partners I, L.P.

                                       By:  Oak Hill Advisors MGP, Inc.
                                            its General Partner

                                       By:  _______________________________
                                            Name:
                                            Title:


                                       BASSO HOLDINGS LTD.
                                       (f/k/a AIG DKR SoundShore Holdings Ltd.)


                                       By: __________________________
                                           Howard I. Fischer
                                           Authorized Signatory

                             SCHEDULE OF INVESTORS


Investor Address             Number     Aggregate              Number       Investor's Representatives'   Wire
and Facsimile Number         of         Redemption Price       of           Address and                   Instructions
                             Preferred                         Warrants     Facsimile Number
                             Shares

Cerberus CH LLC               16,750    $18,308,132.12,        1,859,250    Schulte Roth & Zabel LLP      Account Name: Cerberus
450 Park Avenue, 28th Floor             assuming the                        919 Third Avenue                  Partners, L.P.
New York, NY 10022                      Closing occurs on                   New York, NY 10022            Bank Name: Citibank, N.A,
Telephone:  (212) 891-2100              June 30, 2004.  If                  Attn: Stuart Freedman, Esq.   ABA #: 021-000-089
Facsimile:  (212) 891-1540              the Closing occurs                  Telephone: (212) 756-2000     Account Number: 37839889
Attention:  Kevin Genda and             after June 30, 2004,                Facsimile: (212) 593-5955     Attn: Michael Hisler
            Daniel Wolf                 the Aggregate                                                     RE: Clean Harbors -
                                        Redemption Price                                                      Preferred Redemption
                                        shall include an
                                        additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $3,010.88.


Oak Hill Securities Fund,      1,675    $1,830,813.21,         185,925      Paul, Weiss, Rifkind,         The Bank of New York
  L.P.                                  assuming the                           Wharton & Garrison         ABA#: 021-000-018
65 East 55th Street                     Closing occurs on                   1285 Avenue of the Americas   BBK/IOC/565/Institutional
New York, New York 10022                June 30, 2004.  If                  New York, NY 10019                Custody
Telephone:  (212) 326-1552              the Closing occurs                  Telephone: (212) 373-3000     Acct.: Oak Hill Securities
Facsimile:  (212) 838-8411              after June 30, 2004,                Facsimile: (212) 757-3990            Fund, L.P.
Attention:  William H.                  the Aggregate                       Attention: Eric Goodison      Acct #: 272244
            Bohnsack, Jr.               Redemption Price
                                        shall include an
                                        additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $301.09.


Oak Hill Securities Fund         3,465  $3,787,324.05,         384,615      Paul, Weiss, Rifkind,         The Bank of New York
  II, L.P.                              assuming the                           Wharton & Garrison         ABA#: 021-000-018
65 East 55th Street                     Closing occurs on                   1285 Avenue of the Americas   BBK/IOC/565/Institutional
New York, New York 10022                June 30, 2004.  If                  New York, NY 10019                Custody
Telephone:  (212) 326-1552              the Closing occurs                  Telephone: (212) 373-3000     Acct.: Oak Hill Securities
Facsimile:  (212) 838-8411              after June 30, 2004,                Facsimile: (212) 757-3990            Fund II, L.P.
Attention:  William H.                  the Aggregate                       Attention: Eric Goodison      Acct #: 272244
            Bohnsack, Jr.               Redemption Price
                                        shall include
                                        an additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $622.85.


Lerner Enterprises, L.P.           730  $797,906.65,            81,030      Paul, Weiss, Rifkind,         Citibank, NA
65 East 65th Street                     assuming the                           Wharton & Garrison         ABA #: 021-000-089
New York, New York 10022                Closing occurs on                   1285 Avenue of the Americas   Acct: Bear Stearns & Co.
Telephone:  (212) 326-1552              June 30, 2004.  If                  New York, NY 10019            Acct #: 092-53186
Facsimile:  (212) 838-8411              the Closing occurs                  Telephone: (212) 373-3000     For further Credit: Lerner
Attention:  William H.                  after June 30, 2004,                Facsimile: (212) 757-3990             Enterprises, L.P.
            Bohnsack, Jr.               the Aggregate                       Attention: Eric Goodison      Acct #: 102-03854-21
                                        Redemption Price
                                        shall include
                                        an additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $131.22.



P&PK Family Ltd. Partnership       165  $180,348.76,            18,135       Paul, Weiss, Rifkind,        Citibank, NA
65 East 55th Street                     assuming the                           Wharton &  Garrison        ABA #: 021-000-089
New York, New York 10021                Closing occurs on                    1285 Avenue of the Americas  Acct: Bear Stearns & Co.
Telephone:  (212) 326-1552              June 30,  2004.  If                  New York, NY 10019           Acct #: 092-53186
Facsimile:  (212) 838-8411              the Closing occurs                   Telephone: (212) 373-3000    For further Credit: P&PK
Attention:  William H.                  after June 30, 2004,                 Facsimile: (212) 757-3990       Family Ltd. Partnership
            Bohnsack, Jr.               the Aggregate                        Attention: Eric Goodison     Acct #: 102-03522-23
                                        Redemption Price
                                        shall include
                                        an additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $29.66.


Cardinal Investment                425  $464,534.70,            47,175      Paul, Weiss, Rifkind,         Citibank, NA
Partners I, L.P.                        assuming the                        Wharton & Garrison            ABA #: 021-000-089
65 East 55th Street                     Closing occurs on                   1285 Avenue of the Americas   Acct: Bear Stearns & Co.
New York, New York 10021                June 30, 2004.  If                  New York, NY 10019            Acct #: 092-53186
Telephone: (212) 326-1552               the Closing occurs                  Telephone: (212) 373-3000     For further Credit:
Facsimile:  (212) 838-8411              after June 30, 2004,                Facsimile: (212) 757-3990        Cardinal  Investment
Attention:  William H.                  the Aggregate                       Attention: Eric Goodison         Partners I, L.P.
            Bohnsack, Jr.               Redemption Price                                                  Acct #: 102-03522-23
                                        shall include
                                        an additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $76.40.


Basso Holdings Ltd.              1,790  $1,956,510.84,         198,690      Basso Holdings Ltd.           Citibank NA, NY
c/o Basso Capital                       assuming the                        c/o Basso Capital             ABA #: 021-000-089
    Management, L.P.                    Closing occurs on                   Management, L.P.              Acct: Basso Holdings Ltd.
1266 East Main Street                   June 30, 2004.  If                  1281 East Main Street         Acct #: 40764566
Stamford, Connecticut 06902             the Closing occurs                  Stamford, Connecticut 06902
Telephone: (203) 352-6100               after June 30, 2004,                Telephone: (203) 352-6100
Facsimile:  (203) 352-6194              the Aggregate                       Facsimile: (203) 352-6194
Attention: Howard I. Fischer            Redemption Price                    Attention: Marc Seidenberg
                                        shall include
                                        an additional per
                                        diem amount for each
                                        day after June 30,
                                        2004 until and
                                        including the
                                        Closing Date equal
                                        to $321.76.

                                  Schedule 3(c)
                                  -------------


                              Capital Stock Rights
                              --------------------

                                  Schedule 3(c)
                                  -------------


                              Capital Stock Rights
                              --------------------

(A)  Preemptive rights - none.

(B)  Convertible debt securities - none.

(C)  Other outstanding rights:

     (i) 112,000 shares of Series B Preferred Stock which are now convertible in Common Stock at a conversion ratio of 3.040 shares of Common Stock for each share of Series B Preferred Stock.

     (ii) Employee stock option and stock purchase plans (and stock options issued thereunder):

                    (A) Clean Harbors, Inc. 1987 Stock Option Plan (expired but some options granted thereunder remain outstanding). As of June 14, 2004, there were 34,750 options outstanding. There are no further options authorized to be issued.

                    (B) Clean Harbors, Inc. 1992 Equity Incentive Plan expired but some options granted thereunder remain outstanding). As of June 14, 2004, there were 493,040 options outstanding. There are no further options authorized to be issued.

                    (C) Clean Harbors, Inc. 2000 Stock Incentive Plan. As of June 14, 2004, there were 1,227,120 options outstanding and an additional 214,214 shares available for grant.

                    (D) Clean Harbors Employee Stock Purchase Plan. As of June 14, 2004, there were 165,560 shares available to be issued.

(D)  Registration  Rights  Agreements:

     Investors Rights Agreement dated September 6, 2002 in favor of the
     Investors.

(E) Redemption Agreements - While the Series B Convertible Stock is redeemable at the option of the Company, there is no redemption obligation.

(F)  Anti-dilution  Provisions:

     The Series B Preferred Stock provides for "weighted average" anti-dilution protection in the event the Company issues Common Stock or rights therefore at less than market value (subject to certain permitted transactions)

(G)  Phantom Stock Plans - none.

                                                               EXECUTION VERSION
================================================================================











                               CLEAN HARBORS, INC.






                           INVESTORS RIGHTS AGREEMENT








                            Dated as of June 30, 2004








================================================================================







9590099.8

                                TABLE OF CONTENTS

                                                                            Page

1.  DEFINITIONS...............................................................1

2.  REGISTRATION UNDER THE SECURITIES ACT.....................................5

       2.1.   Demand Registration.............................................5
       2.2.   Incidental Registration.........................................9
       2.3.   S-3 Registration; Shelf Registration............................11
       2.4.   Underwritten Offerings..........................................11
       2.5.   Expenses........................................................12
       2.6.   Conversions; Exercises..........................................12
       2.7.   Registration Eligibility........................................12

3.  HOLDBACK ARRANGEMENTS.....................................................13

       3.1.   Restrictions on Sale by Holders of Registrable Securities.......13
       3.2.   Restrictions on Sale by the Company and Others..................13

4.  REGISTRATION PROCEDURES...................................................13

       4.1.   Obligations of the Company......................................13
       4.2.   Seller Information..............................................18
       4.3.   Notice to Discontinue...........................................18

5.  INDEMNIFICATION; CONTRIBUTION.............................................18

       5.1.   Indemnification by the Company..................................18
       5.2.   Indemnification by Holders......................................19
       5.3.   Conduct of Indemnification Proceedings..........................19
       5.4.   Contribution....................................................20
       5.5.   Indemnification Payments........................................21
       5.6.   Other Indemnification...........................................21

6. GENERAL PROVISIONS REGARDING REGISTRATIONS.................................21

       6.1.   Adjustments Affecting Registrable Securities....................21
       6.2.   Registration Rights to Others...................................21
       6.3.   Availability of Information; Rule 144; Rule 144A; Other
                Exemptions....................................................21

7. PROVISIONS APPLICABLE TO SECURITYHOLDERS...................................22

       7.1.   General Restriction.............................................22
       7.2.   Right of Co-Sale................................................22
       7.3.   Permitted Transfers.............................................23

8. GENERAL................................................................... 23

       8.1.   Amendments and Waivers..........................................23
       8.2.   Notices.........................................................24
       8.3.   Successors and Assigns..........................................25
       8.4.   Counterparts....................................................25

                                                                            Page

       8.5.   Descriptive Headings, Etc.......................................25
       8.6.   Severability....................................................25
       8.7.   CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER......................26
       8.8.   Remedies; Specific Performance..................................26
       8.9.   Entire Agreement................................................26
       8.10.  Further Assurances..............................................27
       8.11.  Construction....................................................27
       8.12.  No Inconsistent Agreement.......................................27
       8.13.  Costs and Attorneys' Fees.......................................27

                           INVESTORS RIGHTS AGREEMENT

          This INVESTORS RIGHTS AGREEMENT (this "Agreement") is made and entered into as of June 30, 2004, by and among Clean Harbors, Inc., a Massachusetts corporation (the "Company"), the investors identified as Initial Holders on the signature pages hereto (the "Initial Holders"), Alan S. McKim and the Trustees of Alan S. McKim's Children's Trust (the "Trust," and together with Alan S. McKim, "McKim").

                              W I T N E S S E T H :
                              - - - - - - - - - -

          WHEREAS, simultaneously herewith, the Company and the Initial Holders, have entered into a Preferred Stock Redemption Agreement dated as of June 30, 2004 (the "Redemption Agreement"), pursuant to which the Company agreed, subject to the terms and conditions therein stated, to redeem an aggregate of 25,000 shares of Series C Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Company (the "Series C Preferred Stock") in exchange for cash and the issuance to the Initial Holders of warrants (the "Warrants") to purchase an aggregate of 2,775,000 share of Common Stock (as defined herein), subject to adjustment as provided in the Warrants.

          WHEREAS, in connection with the Redemption Agreement, (i) the Company is hereby granting the Initial Holders registration rights and certain other rights and (ii) McKim, who will benefit as a significant shareholder of the Company by the Initial Holders agreeing to have the Series C Preferred Stock redeemed by the Company under the Redemption Agreement, is hereby granting the Initial Holders the right to tag-along to certain sales of Company securities by McKim, all subject to the terms and conditions of this Agreement.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

          1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

          "Affiliate" shall mean (i) with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, and (ii) with respect to any individual, shall also mean the spouse, sibling, child, step-child, grandchild, niece, nephew or parent of such Person, or the spouse thereof.

          "Agents" shall have the meaning set forth in Section 5.1.

          "Agreement" shall have the meaning set forth in the preamble.

          "Common Stock" shall mean shares of common stock, par value $.01 per share, of the Company.

          "Company" shall have the meaning set forth in the preamble.

9590099.8

          "Convey" has the meaning set forth in Section 7.1.

          "Demand Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.1.

          "Demand Registration Statement" shall mean a registration statement of the Company which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.1 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Encumbrance" shall mean any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restriction of any kind.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Governmental Entity" shall mean any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal.

          "Holders" shall mean the Initial Holders for so long as they are the registered owner of any Registrable Securities and such of their heirs, successors and permitted assigns (including any permitted transferees of Registrable Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from any Initial Holder (or any subsequent Holder), for so long as such heirs, successors and permitted assigns are the registered owner of any Registrable Securities. For purposes of this Agreement, a Person will be deemed to be a Holder whenever such Person holds an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities (including the Warrants), whether or not such purchase, conversion, exercise or exchange has actually been effected and disregarding any legal restrictions upon the exercise of such rights. Registrable Securities issuable upon exercise of an option or upon conversion, exchange or exercise of another security shall be deemed outstanding for the purposes of this Agreement.

          "Holder's Counsel" shall mean one firm of counsel (per registration) to the Holders of Registrable Securities participating in such registration, which counsel shall be selected (i) in the case of a Demand Registration, by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request, and (ii) in all other cases, by the Majority Holders of the Registration.

          "Incidental Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.2.

          "Incidental Registration Statement" shall mean a registration statement of the Company, which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.2 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Initial Holders" shall have the meaning set forth in the preamble.

          "Initiating   Holders"  shall  mean,  with  respect  to  a  particular
registration, the Holders who initiated the Request for such registration.

          "Inspector"  or  "Inspectors"  has the  meaning  set forth in  Section
4.1(g).

          "Majority Holders" shall mean one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities then outstanding.

          "Majority Holders of the Registration" shall mean, with respect to a particular registration, one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities to be included in such registration.

          "McKim" has the meaning set forth in the preamble.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq National Market" shall have the meaning set forth in Section 4.1(k).

          "No-Action Letter" shall have the meaning set forth in Section 2.7

          "Permitted  Family  Transferee"  has the  meaning set forth in Section
7.3.

          "Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

          "Pro Rata Share" has the meaning set forth in Section 7.2(a).

          "Prospectus"  shall mean the  prospectus  included  in a  Registration
Statement (including, without limitation, any preliminary prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act) and any such Prospectus as amended or supplemented by any prospectus supplement, and all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Purchaser" has the meaning set forth in Section 7.2(a).

          "Purchase Offer" has the meaning set forth in Section 7.2(a).

          "Records" shall have the meaning set forth in Section 4.1(g).

          "Redemption Agreement" has the meaning set forth in the first recital.

          "Registrable Securities" shall mean (i) any Warrant Shares, and (ii) any other securities of the Company (or any successor or assign of the Company, whether by merger, consolidation, sale of assets or otherwise) which may be issued with respect to, in exchange for, or in substitution of, Warrant Shares by reason of any dividend or stock split, combination of shares, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities are sold pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act, (C) such securities have been otherwise transferred and a new certificate or other evidence of ownership for them not bearing the legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act, or (D) such securities shall have ceased to be outstanding.

          "Registration Expenses" shall mean any and all reasonable out of pocket expenses incident to performance of or compliance with this Agreement by the Company and its subsidiaries, including, without limitation (i) all SEC, stock exchange, NASD and other registration, listing and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws and compliance with the rules of any stock exchange (including fees and disbursements of counsel in connection with such compliance and the preparation of a blue sky memorandum and legal investment survey), (iii) all printers' fees and costs incurred in printing, distributing, mailing and delivering any Registration Statement, any Prospectus and any other document relating to the performance of or compliance with this Agreement, (iv) the fees and disbursements of counsel for the Company, (v) the fees and disbursements of Holders' Counsel, (vi) the fees and disbursements of all independent public accountants (including the expenses of any audit and/or "cold comfort" letters) and the fees and expenses of other Persons, including experts, retained by the Company, (vii) the expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities, (viii) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, (ix) premiums and other costs of policies of insurance against liabilities arising out of the public offering of the Registrable Securities being registered, and (x) all internal expenses of the Company (including all salaries and expenses of officers and employees performing legal or accounting duties); provided, however, Registration Expenses shall not include discounts and commissions payable to underwriters, selling brokers, dealer managers or other similar Persons engaged in the distribution of any of the Registrable Securities; provided, further, that in any case where Registration Expenses are not to be borne by the Company, such expenses shall not include salaries of Company personnel or general overhead expenses of the Company, auditing fees, premiums or other expenses relating to liability insurance required by underwriters of the Company or other expenses for the preparation of financial statements or other data normally prepared by the Company in the ordinary course of its business or which the Company would have incurred in any event; and provided, further, that in the event the Company shall not register any securities with respect to which it had given written notice of its intention to register to Holders, notwithstanding anything to the contrary in the foregoing, all of the costs incurred by the Holders in connection with such registration shall be deemed to be Registration Expenses.

          "Registration Statement" shall mean any registration statement of the Company which covers any Registrable Securities and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Request" shall have the meaning set forth in Section 2.1(a).

          "SEC" shall mean the Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.

          "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Series C Preferred Stock" shall have the meaning set forth in the first recital.

          "Shelf  Registration"  shall  have the  meaning  set forth in  Section
2.1(a).

          "Stockholders" shall mean, collectively, the holders of Common Stock.

          "Underwriters" shall mean the underwriters, if any, of the offering being registered under the Securities Act. "Underwritten Offering" shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

          "Warrant Shares" shall mean the shares of Common Stock or other securities issued or issuable upon exercise of the Warrants.

          "Withdrawn  Demand  Registration"  shall have the meaning set forth in
Section 2.1(a).

          "Withdrawn  Request"  shall  have the  meaning  set  forth in  Section
2.1(a).

          2.  REGISTRATION UNDER THE SECURITIES ACT.

               2.1. Demand Registration.

                    (a) Right to Demand Registration. Subject to Section 2.1(c) and Section 2.7 hereof, at any time or from time to time, any Initial Holder (or an assignee to whom such Initial Holder has expressly delegated or assigned all or any portion of its rights under this sentence) shall have the right to request in writing that the Company register all or part of such
Holders' Registrable Securities (a "Request") (which Request shall specify the amount of Registrable Securities intended to be disposed of by such Holders and the intended method of disposition thereof) by filing with the SEC a Demand Registration Statement. As promptly as practicable, but no later than 15 days after receipt of a Request, the Company shall give written notice of such requested registration to all other Holders of Registrable Securities. Subject to Section 2.1(b), the Company shall include in a Demand Registration (A) the Registrable Securities intended to be disposed of by the Initiating Holders and
(B) the Registrable Securities intended to be disposed of by any other Holder which shall have made a written request (which request shall specify the amount of Registrable Securities to be registered and the intended method of disposition thereof) to the Company for inclusion thereof in such registration within 20 days after the receipt of such written notice from the Company. The Company shall, as expeditiously as reasonably practicable following a Request, use its best efforts to cause to be filed with the SEC a Demand Registration Statement providing for the registration under the Securities Act of the Registrable Securities which the Company has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Securities to be registered in accordance with the intended methods of disposition thereof specified in such Request or further requests (including, without limitation, by means of a shelf registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration") if so requested and if the Company is then eligible to use such a registration). The Company shall use its best efforts to have such Demand Registration Statement declared effective by the SEC as soon as practicable thereafter and to keep such Demand Registration Statement continuously effective for the period specified in Section 4.1(b).

                    (i) A Request may be withdrawn prior to the filing of the Demand Registration Statement by the Majority Holders of the Registration (a "Withdrawn Request") and a Demand Registration Statement may be withdrawn prior to the effectiveness thereof by the Majority Holders of the Registration (a "Withdrawn Demand Registration"), and such withdrawals shall be treated as a Demand Registration which shall have been effected pursuant to this Section 2.1, unless the Holders of Registrable Securities to be included in such Registration Statement reimburse the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such Demand Registration Statement (to the extent actually incurred), in which case such withdrawal shall not be treated as a Demand Registration effected pursuant to this Section 2.1 (and shall not be counted toward the number of Demand Registrations); provided, however, that if a Withdrawn Request or Withdrawn Registration Statement is made (A) because of a material adverse change in the business, financial condition or prospects of the Company, or (B) because the sole or lead managing Underwriter advises that the amount of Registrable Securities to be sold in such offering be reduced pursuant to Section 2.1(b) by more than 15% of the Registrable Securities to be included in such Registration Statement, then such withdrawal shall not be treated as a Demand Registration effected pursuant to this Section 2.1 (and shall not be counted toward the number of Demand Registrations) and the Company shall pay all Registration Expenses in connection therewith, and, provided further, that if a Withdrawn Request or Withdrawn Demand Registration is made with respect to a Request or Demand Registration Statement of which Basso, as defined below, is the Initiating Holder, the Company shall continue to effect the Demand Registration in accordance with this Agreement with respect to the Registrable Securities sought to be registered by Basso. Any Holder requesting inclusion in a Demand

          Registration may, at any time prior to the effective date of the Demand Registration Statement (and for any reason) revoke such request by delivering written notice to the Company revoking such requested inclusion.

                    (ii)  The  registration   rights  granted  pursuant  to  the
          provisions of this Section 2.1 shall be in addition to the registration rights granted pursuant to the other provisions of
          Section 2 hereof.

                    (b) Priority in Demand Registrations. If a Demand Registration involves an Underwritten Offering, and the sole or lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of Registrable Securities requested to be included in such Demand Registration exceeds the number which can be sold in such offering within a price range acceptable to the Majority Holders of the Registration (such writing to state the basis of such opinion and the approximate number of Registrable Securities which may be included in such offering), and the Request is not thereafter withdrawn, the Company shall include in such Demand Registration, to the extent of the number which the Company is so advised may be included in such offering, the Registrable Securities requested to be included in the Demand Registration by the Holders allocated pro rata in proportion to the number of Registrable Securities requested to be included in such Demand Registration by each of such Holders. In the event the Company shall not, by virtue of this Section 2.1(b), include in any Demand Registration all of the Registrable Securities of any Holder requested to be included in such Demand Registration, such Holder may, upon written notice to the Company given within five days of the date such Holder first is notified of such matter, further reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, that it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding pro rata increase in the amount of Registrable Securities to be included in such Demand Registration.

                    (c) Limitations on Registrations. The rights of Holders of Registrable Securities to request Demand Registrations pursuant to Section 2.1(a) are subject to the following limitations: in no event shall the Company be required to effect a Demand Registration unless the aggregate offering price, net of underwriting discounts and commissions, is at least $1,000,000; provided, however, that the Company shall be required to effect a Demand Registration regardless of the aggregate offering price in the event that the Majority Holders are disposing of all of the Registrable Securities held by them; and
(iii) in no event shall the Company be required to effect more than (A) two Demand Registrations for the benefit of Cerberus CH LLC, an Initial Holder, and its successors and assigns, (B) one Demand Registration for the benefit of all of the Initial Holders that are Affiliates of Oak Hill Advisors, Inc. ("Oak Hill") or accounts or funds that Oak Hill or its Affiliates control or advise, and their successor and assigns and (C) one Demand Registration for the benefit of Basso Holdings Ltd., an Initial Holder, and its successors and assigns (collectively, "Basso"); provided, however, that such number shall be increased to the extent the Company (x) does not include in what would otherwise be the final registration for which the Company is required to pay Registration

Expenses the number of Registrable Securities requested to be registered by the Holders by reason of Section 2.1(b) or (y) terminates a Shelf Registration pursuant to Section 2.3 prior to the time that all Registrable Securities covered by such Shelf Registration have been sold; and provided, further, that the Registration Expenses in connection with each additional Demand Registration shall be allocated pro rata among all Persons on whose behalf securities of the Company are included in such registration, on the basis of the respective amounts of the securities then being registered on their behalf.

                    (d) Underwriting; Selection of Underwriters. Notwithstanding anything to the contrary contained in Section 2.1(a), if the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request so elect, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment Underwritten Offering and such Initiating Holders may require that all Persons (including other Holders) participating in such registration sell their Registrable Securities to the Underwriters at the same price and on the same terms of underwriting applicable to the Initiating Holders. If any Demand Registration involves an Underwritten Offering, the sole or managing Underwriters and any additional investment bankers and managers to be used in connection with such registration shall be selected by the Company subject to the approval of the Majority Holders of the Registration.

                    (e) Effective Registration Statement; Suspension. A Demand Registration Statement shall not be deemed to have become effective (and the related registration will not be deemed to have been effected) (i) unless it has been declared effective by the SEC and remains effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Demand Registration Statement for the time period specified in Section 4.1(b), (ii) if the offering of any Registrable Securities pursuant to such Demand Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, or (iii) if, in the case of an Underwritten Offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied (other than by the sole reason of any breach or failure by the Holders of Registrable Securities) and are not otherwise waived.

                    (f)  Registration Statement Form.  Registrations  under this
Section 2.1 shall be on Form S-3 (or a successor form thereto adopted by the SEC) or, if such Form is not then available, on such other appropriate registration form of the SEC as shall be selected by the Initiating Holders holding a majority of the Registrable Securities for which the registration was requested in the Request and which shall be available for the sale of Registrable Securities in accordance with the intended method or methods of disposition specified in the requests for registration. The Company agrees to include in any such Registration Statement all information which any selling Holder, upon advice of counsel, shall reasonably request.

                    (g) Other Registrations. During the period (i) beginning on the date of a Request and (ii) ending on the date that is 90 days after the date that a Demand Registration Statement filed pursuant to such Request has been declared effective by the SEC or, if the Holders shall withdraw such Request or such Demand Registration Statement, on the date of such Withdrawn Request or such Withdrawn Registration Statement, the Company shall not, without the consent of the Majority Holders of the Registration, file a registration statement pertaining to any other securities of the Company.

               2.2.  Incidental Registration.

                    (a) Right to Include Registrable Securities. (i) If the Company at any time or from time to time proposes to register any of its securities under the Securities Act (other than in a registration on Form S-4 or S-8 or any successor form to such forms and other than pursuant to Section 2.1 or 2.3) whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, the Company shall deliver prompt written notice (which notice shall be given at least 45 days prior to such proposed registration) to all Holders of Registrable Securities of its intention to undertake such registration, describing in reasonable  detail the proposed  registration  and  distribution  (including the anticipated range of the proposed offering price, the class and number of securities proposed to be registered and the distribution arrangements) and of such Holders' right to participate in such registration under this Section 2.2 as hereinafter provided. Subject to the other provisions of this Section 2.2(a) and Section 2.2(b), upon the written request of any Holder made within 30 days after the receipt of such written notice (which request shall specify the amount of Registrable Securities to be registered and the intended method of disposition thereof), the Company shall effect the registration under the Securities Act of all Registrable Securities requested by Holders to be so registered (an "Incidental Registration"), to the extent required to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered, by inclusion of such Registrable Securities in the Registration Statement which covers the securities which the Company proposes to register and shall cause such Registration Statement to become and remain effective with respect to such Registrable Securities in accordance with the registration procedures set forth in Section 4. If an Incidental Registration involves an Underwritten Offering, immediately upon notification to the Company from the Underwriter of the price at which such securities are to be sold, the Company shall so advise each participating Holder. The Holders requesting inclusion in an Incidental Registration may, at any time prior to the effective date of the Incidental Registration Statement (and for any reason), revoke such request by delivering written notice to the Company revoking such requested inclusion.

                    (ii)  If at any  time  after  giving  written  notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, (A) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith), without prejudice, however, to the rights of Holders to cause such registration to be effected as a registration under Section 2.1 and (B) in the case of a determination to delay such registration, the Company shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other securities; provided, however, that if such delay shall extend beyond 120 days from the date the Company received a request to include Registrable Securities in such Incidental Registration, then the Company shall again give all Holders the opportunity to participate therein and shall follow the notification procedures set forth in the preceding paragraph. There is no limitation on the number of such Incidental Registrations pursuant to this Section 2.2 which the Company is obligated to effect.

                    (iii)  The  registration  rights  granted  pursuant  to  the provisions of this Section 2.2 shall be in addition to the registration rights granted pursuant to the other provisions of
          Section 2 hereof.

                    (b) Priority in Incidental Registration. If an Incidental Registration involves an Underwritten Offering (on a firm commitment basis), and the sole or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount which can be sold in such offering without materially interfering with the successful marketing of the securities being offered (such writing to state the basis of such opinion and the approximate number of such securities which may be included in such offering without such effect), the Company shall include in such registration, to the extent of the number which the Company is so advised may be included in such offering without such effect, (i) in the case of a registration initiated by the Company, (A) first, the securities that the Company proposes to register for its own account (but solely to the extent that the proceeds thereof shall not be used to purchase shares of common stock of the Company or other securities of the Company), (B) second, the Registrable Securities requested to be included in such registration by the Holders, allocated pro rata in proportion to the number of Registrable Securities requested to be included in such registration by each of such Holders, and (C) third, other securities of the Company to be registered on behalf of any other Person, and (ii) in the case of a registration initiated by a Person other than the Company, (A) first, the Registrable Securities requested to be included in such registration by the Holders, and any Persons initiating such registration, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them, (B) second, the securities that the Company proposes to register for its own account, and (C) third, the securities of the Company to be registered on behalf of any other Person; provided, however, that in the event the Company will not, by virtue of this Section 2.2(b), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding pro rata increase in the amount of Registrable Securities to be included in such registration.

                    (c) Selection of Underwriters. If any Incidental Registration involves an Underwritten Offering, the sole or managing Underwriter(s) and any additional investment bankers and managers to be used in connection with such registration shall be subject to the approval of the Majority Holders of the Registration (such approval not to be unreasonably withheld).

               2.3.  S-3 Registration; Shelf Registration.

                    (a)  Shelf  Registration.  If a  request  made  pursuant  to
Section 2.1 is for a Shelf Registration, subject to Section 2.7, the Company shall use its best efforts to keep the Shelf Registration continuously effective through the date on which all of the Registrable Securities covered by such Shelf Registration may be sold pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect); provided, however, that prior to the termination of such Shelf Registration, the Company shall first furnish to each Holder of Registrable Securities participating in such Shelf Registration (i) an opinion, in form and substance satisfactory to the Majority Holders of the Registration, of counsel for the Company satisfactory to the Majority Holders of the Registration stating that such Registrable Securities are freely saleable pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect) or (ii) a "No-Action Letter" from the staff of the SEC stating that the SEC would not recommend enforcement action if the Registrable Securities included in such Shelf Registration were sold in a public sale other than pursuant to an effective registration statement.

               2.4.  Underwritten Offerings.

                    (a) Demand Underwritten Offerings. If requested by the sole or lead managing Underwriter for any Underwritten Offering effected pursuant to a Demand Registration, the Company shall enter into a customary underwriting agreement with the Underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and each Holder of Registrable Securities participating in such offering and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnification and contribution to the effect and to the extent provided in
Section 5.

                    (b) Holders of Registrable Securities to be Parties to Underwriting Agreement. The Holders of Registrable Securities to be distributed by Underwriters in an Underwritten Offering contemplated by Section 2 shall be parties to the underwriting agreement between the Company and such Underwriters and may, at such Holders' option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Underwriters shall also be made to and for the benefit of such Holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such Underwriters under such underwriting agreement be conditions precedent to the obligations of such Holders of Registrable Securities; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a selling Holder for inclusion in the Registration Statement. No Holder shall be required to make any representations or warranties to, or agreements with, the Company or (in the case of an Incidental Registration) the Underwriters other than representations, warranties or agreements regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of disposition.

                    (c) Participation in Underwritten Registration. Notwithstanding anything herein to the contrary, no Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell its securities on the same terms and conditions provided in any underwritten arrangements approved by the Persons entitled hereunder to approve such arrangement and (ii) accurately completes and executes in a timely manner all questionnaires, powers of attorney, indemnities, custody agreements, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

               2.5. Expenses. The Company shall pay all Registration Expenses in connection with any Demand Registration, Incidental Registration or Shelf Registration whether or not such registration shall become effective and whether or not all Registrable Securities originally requested to be included in such registration are withdrawn or otherwise ultimately not included in such registration, except as otherwise provided with respect to a Withdrawn Request and a Withdrawn Demand Registration in Section 2.1(a).

               2.6. Conversions; Exercises. Notwithstanding anything to the contrary herein, in order for any Registrable Securities that are issuable upon the exercise of conversion rights, options or warrants to be included in any registration pursuant to Section 2 hereof, the exercise of such conversion rights, options or warrants must be effected no later than immediately prior to the closing of any sales under the Registration Statement pursuant to which such Registrable Securities are to be sold.

               2.7. Registration Eligibility. The Company and each Initial Holder acknowledge that the Company is operating on the date hereof pursuant a No-Action Letter from the SEC in the form attached hereto as Exhibit A (the "No-Action Letter"), which may limit the Company's ability to have Registration Statements covering Registrable Securities declared effective by the SEC. In light of the foregoing, the Company and the Initial Holders agree that if the Company, solely by virtue of the limitations expressly set forth in the No-Action Letter, is unable to have any Registration Statement covering Registrable Securities declared effective by the SEC, the Company shall not be in breach of its obligation to register Registrable Securities pursuant to this Agreement if, and only, if during the effectiveness of this Agreement (whether or not a Request is pending) the Company is using its best efforts to remedy the condition giving rise to such limitations expressed in the No-Action Letter, which "best efforts" shall include, but not be limited to, (a) seeking further effective waivers or no-action relief (to the extent, if any, then required) from the SEC no later than the earlier of (i) the date thirty (30) days after a Request is made to register Registrable Securities and (ii) 120 days after December 31, 2004 (and, to the extent such relief is not granted, seeking such waivers or no-action relief on a no less frequent basis than annually following each prior request until such relief is granted), to the effect that the Company may register the Registrable Securities with the SEC without compliance by the Company with the requirement to file historical audited financial statements for the CSD, and (b) taking such other actions as are reasonably requested by the Holders or that would otherwise reasonably be expected to allow the Company to register Registrable Securities without complying with SEC rules and regulations concerning the filing of historical audited financial statements for the CSD. The Company shall not seek no-action or other relief from the SEC with regard to the registration of any other securities of the Company unless at the same time and on at least as favorable a basis the Company seeks relief with regard to the registration of Registrable Securities.

          3.   HOLDBACK ARRANGEMENTS.

               3.1. Restrictions on Sale by Holders of Registrable Securities. Each Holder of Registrable Securities agrees, by acquisition of such Registrable Securities, if timely requested in writing by the sole or lead managing Underwriter, not to make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, of any of the Company's equity securities (or any security convertible into or exchangeable or exercisable for any of the Company's equity securities) during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days, beginning on the effective date of the applicable registration statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), unless the sole or lead Managing Underwriter in such Underwritten Offering otherwise agrees; provided, however, that to the extent the Company or the sole lead Managing Underwriter releases any Person from the foregoing restrictions in whole or in part it shall, on the same day, notify the Initial Holder of such release and such parties shall automatically be released to the same extent.

               3.2. Restrictions on Sale by the Company and Others. The Company and McKim agree that if timely requested in writing by the sole or lead managing Underwriter in an Underwritten Offering of any Registrable Securities, not to make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution of any of the Company's equity securities (or any security convertible into or exchangeable or exercisable for any of the Company's equity securities) during the nine business days (as such term is used in Rule 10b-6 under the Exchange Act) prior to, and during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 180 days, beginning on the effective date of the applicable registration statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), unless the sole or lead Managing Underwriter in such Underwritten Offering otherwise agrees. The Company will use its reasonable best efforts to cause each director or officer of the Company and each holder of 5% or more of the equity securities (or any security convertible into or exchangeable or exercisable for any of its equity securities) of the Company purchased from the Company at any time after the date of this Agreement (other than in a registered public offering or in a public sale) to so agree.

          4.  REGISTRATION PROCEDURES.

               4.1. Obligations of the Company. Whenever the Company is required to effect the registration of Registrable Securities under the Securities Act pursuant to Section 2 of this Agreement, the Company shall, as expeditiously as possible:

                    (a) prepare and file with the SEC (promptly, and in any event within 60 days after receipt of a request to register Registrable Securities) the requisite Registration Statement to effect such registration, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its best efforts, consistent with its obligations under Section 2.7 hereof and applicable law, to cause such Registration Statement to become effective within

120 days after receipt of a request to register Registrable Securities; provided, that the Company may discontinue any registration of its securities that are not Registrable Securities, and, under the circumstances specified in
Section 2.2, its securities that are Registrable Securities. Before filing a Registration Statement or Prospectus or any amendments or supplements thereto, or comparable statements under securities or blue sky laws of any jurisdiction, the Company shall (i) provide Holders' Counsel and any other Inspector (as defined below) with an adequate and appropriate opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein (and each amendment or supplement thereto or comparable statement) to be filed with the SEC, which documents shall be subject to the review and comment of Holders' Counsel, and (ii) not file any such Registration Statement or Prospectus (or amendment or supplement thereto or comparable statement) with the SEC to which Holder's Counsel, any selling Holder or any other Inspector shall have reasonably objected on the grounds that such filing does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

                    (b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary (i) to keep such Registration Statement effective, and (ii) to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement, in each case until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof set forth in such Registration Statement;

                    (c) furnish, without charge, to each selling Holder of such Registrable Securities and each Underwriter, if any, of the securities covered by such Registration Statement, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits), and the Prospectus included in such Registration
Statement (including each preliminary Prospectus) in conformity with the requirements of the Securities Act, and other documents, as such selling Holder and Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such selling Holder (the Company hereby consenting to the use in accordance with applicable law of each such Registration Statement (or amendment or post-effective amendment thereto) and each such Prospectus (or preliminary prospectus or supplement thereto) by each such selling Holder of Registrable Securities and the Underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Registration Statement or Prospectus);

                    (d) prior to any public offering of Registrable Securities, use its best efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any selling Holder of Registrable Securities covered by such Registration Statement or the sole or lead managing Underwriter, if any, may reasonably request to enable such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder and to continue such registration or qualification in effect in each such jurisdiction for as long as such Registration Statement remains in effect (including through new filings or amendments or renewals), and do any and all other acts and things which may be necessary or advisable to enable any such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder;

                    (e) use its best efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the selling Holders of such Registrable Securities to consummate the disposition of such Registrable Securities;

                    (f) notify Holders' Counsel, each Holder of Registrable Securities covered by such Registration Statement and the sole or lead managing Underwriter, if any: (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any prospectus supplement related thereto or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any state securities or blue sky authority for amendments or supplements to the Registration Statement or the Prospectus related thereto or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose, (v) of the existence of any fact of which the Company becomes aware or the happening of any event which results in (A) the Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein not misleading or (B) the Prospectus included in such Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein, in the light of the circumstances under which they were made, not misleading, (vi) if at any time the representations and warranties contained in any underwriting agreement in respect of such offering cease to be true and correct in all material respects, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate or that there exists circumstances not yet disclosed to the public which make further sales under such Registration Statement inadvisable pending such disclosure and post-effective amendment; and, if the notification relates to an event described in any of the clauses (ii) through (vii) of this Section 4.1(f), the Company shall promptly prepare a supplement or post-effective amendment to such Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that (1) such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (2) as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading (and shall furnish to each such Holder and each Underwriter, if any, a reasonable number of copies of such Prospectus so supplemented or amended); and if the notification relates to an event described in clause (iii) of this Section 4.1(f), the Company shall take all reasonable action required to prevent the entry of such stop order or to remove it if entered;

                    (g) make available for inspection by any selling Holder of Registrable Securities, any sole or lead managing Underwriter participating in any disposition pursuant to such Registration Statement, Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any Underwriter (each, an "Inspector" and, collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and any subsidiaries thereof as may be in existence at such time (collectively, the "Records") as shall be necessary, in the opinion of such Holders' and such Underwriters' respective counsel, to enable them to exercise their due diligence responsibility and to conduct a reasonable investigation within the meaning of the Securities Act, and cause the Company's and any subsidiaries' officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement;

                    (h) obtain an opinion from the Company's counsel and a "cold comfort" letter from the Company's independent public accountants who have certified the Company's financial statements included or incorporated by reference in such Registration Statement, in each case dated the effective date of such Registration Statement (and if such registration involves an
Underwritten Offering, dated the date of the closing under the underwriting agreement), in customary form and covering such matters as are customarily covered by such opinions and "cold comfort" letters delivered to underwriters in underwritten public offerings, which opinion and letter shall be reasonably satisfactory to the sole or lead managing Underwriter, if any, and to the Majority Holders of the Registration, and furnish to each Holder participating in the offering and to each Underwriter, if any, a copy of such opinion and letter addressed to such Holder (in the case of the opinion) and Underwriter (in the case of the opinion and the "cold comfort" letter);

                    (i) provide a CUSIP number for all Registrable Securities and provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such Registration Statement not later than the effectiveness of such Registration Statement;

                    (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC and any other governmental agency or authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, an earnings statement (i) commencing at the end of any month in which Registrable Securities are sold to Underwriters in an Underwritten Offering and (ii) commencing with the first day of the Company's calendar month next succeeding each sale of Registrable Securities after the effective date of a Registration Statement, which statement shall cover such 12-month periods, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

                    (k) if so requested by the Majority Holders of the Registration, use its best efforts to cause all such Registrable Securities to be (i) duly included for quotation on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") or listed on the principal national securities exchange on which the Company's similar securities are then listed, if applicable, or (ii) if securities of the Company are not at the time included on the Nasdaq National Market or listed on any national securities exchange (or if the listing of Registrable Securities is not permitted under the rules of each national securities exchange on which the Company's securities are then listed), on the National Nasdaq Market or a national securities exchange designated by the Majority Holders of the Registration;

                    (l) enter into and perform customary agreements (including, if applicable, an underwriting agreement in customary form) and provide officers' certificates and other customary closing documents;

                    (m) cooperate with each selling Holder of Registrable Securities and each Underwriter participating in the disposition of such
Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD and make reasonably available its employees and personnel and otherwise provide reasonable assistance to the Underwriters (taking into account the needs of the Company's businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any Underwritten Offering;

                    (n) cooperate with the selling Holders of Registrable Securities and the sole or lead managing Underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the Underwriters or, if not an Underwritten Offering, in accordance with the instructions of the selling Holders of Registrable Securities at least three business days prior to any sale of Registrable Securities;

                    (o) keep each selling Holder of Registrable Securities advised in writing as to the initiation and progress of any registration under
Section 2 hereunder;

                    (p) furnish to each Holder participating in the offering and the sole or lead managing Underwriter, if any, without charge, at least one manually-signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those deemed to be incorporated by reference);

                    (q) if requested by the sole or lead managing Underwriter, if any, or any selling Holder of Registrable Securities, promptly incorporate in a prospectus supplement or post-effective amendment such information concerning such Holder of Registrable Securities, the Underwriters or the intended method of distribution as the sole or lead managing Underwriter or the selling Holder of Registrable Securities reasonably requests to be included therein and as is appropriate in the reasonable judgment of the Company, including, without limitation, information with respect to the number of shares of the Registrable Securities being sold to the Underwriters, the purchase price being paid therefor by such Underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment; and supplement or make amendments to any Registration Statement if requested by the sole or lead managing Underwriter of such Registrable Securities; and

                    (r) use its best efforts to take all other steps necessary to expedite or facilitate the registration and disposition of the Registrable Securities contemplated hereby.

               4.2. Seller Information. The Company may require each selling Holder of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such seller and the disposition of such securities as the Company may from time to time reasonably request in writing; provided, however, that such information shall be used only in connection with such Registration. If any Registration Statement or comparable statement under "blue sky" laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company and (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel, required by the Securities Act or any similar federal statute or any state "blue sky" or securities law then in force, the deletion of the reference to such Holder.

               4.3. Notice to Discontinue. Each Holder of Registrable Securities agrees by acquisition of such Registrable Securities that, (a) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.1(f)(ii) through 4.1(f)(vii), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(f) and, (b) if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession, of the Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 4.1(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 4.1(f) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 4.1(f).

          5.  INDEMNIFICATION; CONTRIBUTION.

               5.1. Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, members, shareholders, employees, Affiliates, advisers, attorneys and agents (collectively, "Agents") and each Person who controls such Holder (within the meaning of the Securities Act) and its Agents with respect to each registration which has been effected pursuant to this Agreement, against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) in respect thereof, and expenses (as incurred or suffered and including, but not limited to, any and all expenses incurred in investigating, preparing or defending any litigation or proceeding, whether commenced or threatened, and the reasonable fees, disbursements and other charges of legal counsel) in respect thereof (collectively, "Claims"), insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to any such registration or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, or any qualification or compliance incident thereto; provided, however, that the Company will not be liable in any such case to the extent that any such Claims arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact so made in reliance upon and in conformity with written information furnished to the Company by a Holder expressly for use therein. The Company shall also indemnify any Underwriters of the Registrable Securities, their Agents and each Person who controls any such Underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 5 and shall survive the transfer of securities by such Holder or Underwriter.

               5.2. Indemnification by Holders. Each Holder, if Registrable Securities held by it are included in the securities as to which a registration is being effected, agrees to, severally and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, each other Person who participates as an Underwriter in the offering or sale of such securities and its Agents and each Person who controls the Company (within the meaning of either Section 15 of the Securities Act of Section 20 of the Exchange Act) against any and all Claims, insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to such registration, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by a Holder expressly for use therein; provided, however, that the aggregate amount which any such Holder shall be required to pay pursuant to this Section 5.2 shall in no event be greater than the amount of the net proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such Claims less all amounts previously paid by such Holder with respect to any such Claims. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 5 and shall survive the transfer of securities by such Holder or Underwriter.

               5.3. Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party of notice of any Claim or the commencement of any action or proceeding involving a Claim under this Section 5, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to Section 5, (a) notify the indemnifying party in writing of the Claim or the commencement of such action or proceeding; provided, that the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under this Section 5, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 5, and (b) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any indemnified party shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party has agreed in writing to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such indemnified party within 20 days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so, or (C) in the reasonable judgment of any such indemnified party, based upon advice of counsel, a conflict of interest shall exist between such indemnified party and the indemnifying party with respect to such claims; it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to no more than one firm of local counsel) at any time for all such indemnified parties. No indemnifying party shall be liable for any settlement of any such claim or action effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, which consent shall not be unreasonable withheld, consent to entry of any judgment or enter into any settlement of any claim or action in respect of which indemnification or contribution may be sought hereunder, unless such settlement, (x) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, (y) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party, and (z) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party.

               5.4. Contribution. If the indemnification provided for in Section
5.1 or 5.2 from the indemnifying party for any reason is unavailable to (other than by reason of exceptions provided therein), or is insufficient to hold harmless an indemnified party hereunder in respect of any Claim, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the actions which resulted in such Claim, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. If, however, the foregoing allocation is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.

               5.5. Indemnification Payments. The indemnification and contribution required by this Section 5 shall be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when bills are received or any expense, loss, damage or liability is incurred.

               5.6. Other Indemnification. Indemnification similar to that specified in the preceding Sections 5.1 and 5.2 (with appropriate modifications) shall be given by the Company and each selling Holder of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority, other than the Securities Act. The indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract.

          6.  General Provisions Regarding Registrations.

               6.1. Adjustments Affecting Registrable Securities. The Company agrees that it shall not effect or permit to occur any combination or subdivision of shares which would adversely affect the ability of the Holder of any Registrable Securities to include such Registrable Securities in any registration contemplated by this Agreement or the marketability of such Registrable Securities in any such registration.

               6.2. Registration Rights to Others. The Company represents and warrants that it is not currently a party to any agreement with respect to its securities granting registration rights to Persons. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities under the Securities Act,
(i) such rights shall not be in conflict with or adversely affect any of the rights provided in this Agreement to the Holders and (ii) if such rights are provided on terms or conditions more favorable to such holder than the terms and conditions provided in this Agreement, the Company shall provide (by way of amendment to this Agreement or otherwise) such more favorable terms or conditions to the Holders.

               6.3. Availability of Information; Rule 144; Rule 144A; Other Exemptions. The Company covenants that it shall timely file any reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 under the Securities Act), and that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 and Rule 144A under the Securities Act, as such rules may be amended from time to time, or (ii) any other rule or regulation now existing or hereafter adopted by the

SEC. Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

          7.  PROVISIONS APPLICABLE TO SECURITYHOLDERS.

               7.1. General Restriction. Prior to the earlier of (i) 270 days after the exercise of all of the Warrants or (ii) December 31, 2009 (the period ending on the earlier of such dates being the referred to below as the "Co-Sale Period"), McKim may not, directly or indirectly, sell, assign, transfer, pledge, bequeath, hypothecate, mortgage, grant any proxy with respect to, or in any other way encumber or otherwise dispose of ("Convey"), any shares of Common Stock except pursuant to the provisions of this Article 7.

               7.2. Right of Co-Sale. (a) If during the Co-Sale Period, McKim desires to Convey shares of Common Stock to any Person (the "Purchaser"), each Holder shall have the right to require, as a condition to such Conveyance, that the Purchaser purchase from such Holder at the same price and on the same terms and conditions as involved in such sale or disposition by McKim (the "Purchase Offer") the number of shares of Common Stock owned by such Holder equal to the aggregate number of shares of Common Stock proposed to be purchased by the Purchaser from McKim multiplied by a fraction, the numerator of which is the number of shares of Common Stock held of record by such Holder and the denominator of which is the aggregate number of shares of Common Stock held of record by McKim and the Holders. The amount of shares of Common Stock that each Holder is entitled to sell under this Section 7.2 shall be referred to as its "Pro Rata Share". McKim shall deliver to each Holder not more than 60 days and not less than 30 days prior to the proposed Conveyance to the Purchaser a copy of the Purchase Offer, if in writing, and a description of all other material terms and conditions of the Purchase Offer. Within 25 days after receipt of the Purchase Offer, a Holder shall give notice to McKim of its intent to sell all or a portion of its Pro Rata Share. In the event that a Holder shall elect to participate in any such sale or disposition, such Holder shall communicate in writing such election to participate to McKim, which communication shall be delivered to McKim pursuant to Section 8.2 hereof, and the number of shares of Common Stock to be Conveyed by McKim to the Purchaser shall be reduced accordingly.

                    (b) McKim and each participating Holder may, up to and including 90 days after but not until at least 60 days after McKim's delivery of the notice of the Purchase Offer to the Holders, Convey any or all of their shares of Common Stock to the Purchaser, in quantities and on terms and conditions no more favorable in any material respect to those specified in the Purchase Offer or otherwise disclosed to the Holders, and the Holders shall not have the right to require that the Purchaser purchase any of their shares of Common Stock as to which they did not exercise their co-sale rights hereunder. If such sale is not consummated by the expiration of such 90 day period, the restrictions provided for herein shall again become effective, and no Conveyance of such shares of Common Stock may be made thereafter by McKim without again complying with the requirements of this Section 7.2.

                    (c) The closing of any sale of the shares of Common Stock by the Holders and/or McKim pursuant to this Section 7.2 shall be held at the Company's principal office at 10:00 a.m., local time, no later than 30 days after the dates of expiration of the right to sell referred to in Sections

7.2(a) and 7.2(b) hereof, or at such other time and place as the parties to the transaction may agree. At such closing, each Holder (if it has elected to participate in accordance with this Section 7.2) and/or McKim shall Convey all the shares of Common Stock purchased by the Purchaser pursuant to this Section
7.2 free and clear of any Encumbrances (other than restrictions imposed by the organizational documents of the Company, including without limitation, this Agreement, and pursuant to applicable federal and state securities laws), and each such Holder and/or McKim shall so represent and warrant, and further represent and warrant that it is the record and beneficial owner of such shares of Common Stock. The Purchaser shall deliver at such closing, in cash by wire transfer of immediately available funds, payment in full to the each of the Holders and/or McKim for its respective portion of such shares of Common Stock sold.

                    (d) The election by a Holder not to exercise its rights under this Section 7.2 in any one instance shall not affect the rights of that Holder as to any subsequent proposed Conveyance by McKim. Any Conveyance by McKim of any of its shares of Common Stock without first giving the Holders the rights described in this Section 7.2 shall be void and of no force or effect.

               7.3. Permitted Transfers. Subject to the final proviso of this paragraph, the provisions of Section 7.1 or 7.2 shall not apply to the Conveyance of Common Stock by McKim (a) in a public offering registered under the Securities Act; provided; that the Holders shall have had the opportunity to participate in such offering, without limitation (except as expressly provided in Section 2 hereof) on the number of Registrable Securities covered thereby, in accordance with Section 2 hereof, (b) in a sale pursuant to Rule 144 of the Securities Act, (c) pursuant to a bona fide pledge of the Common Stock to a nationally recognized financial institution as security for a bona fide financing arrangement by McKim and (d) to any one or more persons or entities each of which is a "Permitted Holder" as such term is defined in the Certificate of Vote in respect of the Series C Preferred Stock as in effect on September 10, 2002 (collectively "Permitted Family Transferees"); provided, however, that such Permitted Family Transferee(s) shall take such shares of Common Stock subject to and be fully bound by this Agreement with the same effect as if it were a party hereto and shall execute and deliver to the Company and each Holder an instrument of accession and such additional documentation as the Company's Board of Directors and the Holders may reasonably require to bind such Permitted Family Transferee in the same manner that McKim is bound under this Agreement, and references herein to McKim shall be deemed to include any such Permitted Family Transferee(s).

          8.  General.

               8.1. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Majority Holders and if adverse to McKim, McKim; provided, however, that no such amendment, modification, supplement, waiver or consent to departure shall reduce the aforesaid percentage of Registrable Securities without the written consent of all of the Holders of Registrable Securities and no amendment, modification supplement, waiver or consent that adversely affects the rights of a particular Holder (as opposed to the Holders generally) shall be made or given without the written consent of such particular Holder; and provided further, that nothing herein shall prohibit any amendment, modification, supplement, termination, waiver or consent to departure the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, termination, waiver or consent to departure.

               8.2. Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

                  If to the Company:   Clean Harbors, Inc.
                                       1501 Washington Street
                                       Braintree, MA 02185
                                       Attn: Chief Financial Officer
                                       Fax No. (781) 848-1632

                  with copies to:      Davis, Malm & D'Agostine, P.C.
                                       One Boston Place
                                       Boston, MA 02108
                                       Attn: C. Michael Malm
                                       Fax No. (617) 523-6215


                  If to McKim:         Alan S. McKim
                                       c/o Clean Harbors, Inc.
                                       1501 Washington Street
                                       Braintree, MA 02185
                                       Fax No. (781) 848-1632

                  with copies to:      Davis, Malm & D'Agostine, P.C.
                                       One Boston Place
                                       Boston, MA 02108
                                       Attn: C. Michael Malm
                                       Fax No. (617) 523-6215

          If to a Holder, to its address and facsimile set forth on the Schedule of Holders attached hereto, with copies to such Holder's representatives as set forth on the Schedule of Holders, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. All such notices and communications (and deliveries) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next business day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

               8.3. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns (including any permitted transferee of Registrable Securities or the Warrants). Any Holder may assign to any transferee of its Warrants or Registrable Securities (other than a transferee that acquires such Registrable Securities or Warrants in a registered public offering or pursuant to a sale under Rule 144 of the Securities Act (or any successor rule)), its rights and obligations under this Agreement; provided, however, if any transferee shall take and hold the Warrants or Registrable Securities, such transferee shall promptly notify the Company and by taking and holding such Registrable Securities or the Warrants such transferee shall automatically be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement as if it were a party hereto (and shall, for all purposes, be deemed a Holder under this Agreement). If the Company shall so request any heir, successor or permitted assign (including any permitted transferee) wishing to avail itself of the benefits of this Agreement shall agree in writing to acquire and hold the Registrable Securities or the Warrants subject to all of the terms hereof. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, sale of substantially all of its assets, or similar transaction. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Holder, McKim or by the Company without the consent of the other parties hereto.

               8.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

               8.5. Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (a) words of any gender shall be deemed to include each other gender; (b) words using the singular or plural number shall also include the plural or singular number, respectively; (c) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (d) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (e) "or" is not exclusive; and (f) provisions apply to successive events and transactions.

               8.6. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

               8.7. CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, AND THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

          THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. THE COMPANY, MCKIM AND THE INITIAL HOLDERS WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 8.7.

          THE COMPANY, MCKIM AND THE INITIAL HOLDERS HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH OF THE COMPANY, MCKIM AND THE INITIAL HOLDERS REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

               8.8. Remedies; Specific Performance. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court specified in Section 8.7 hereof, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

               8.9. Entire Agreement. This Agreement, the Warrants and the Redemption Agreement (collectively, the "Other Agreements") are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein or in the Other Agreements. This Agreement and the Other Agreements supersede all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

               8.10. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               8.11. Construction. Each of the Company, McKim and the Initial Holders acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Company, McKim and the Initial Holders.

               8.12. No Inconsistent Agreement. Neither the Company nor McKim will hereafter enter into any agreement which is inconsistent with the rights granted to the Holders in this Agreement.

               8.13. Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the Company, McKim and the Initial Holders agree that the prevailing party shall recover from the non-prevailing party all of such prevailing party's costs and reasonable attorneys' fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom.


   [Remainder of this page intentionally left blank. Signature page follows.]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                             THE COMPANY

                                             CLEAN HARBORS, INC.


                                             By:  ___________________________
                                                  Name:
                                                  Title

                                             INITIAL HOLDERS

                                             CERBERUS CH LLC

                                             By:  Cerberus Partners, L.P.
                                                  its Managing Member

                                             By:  Cerberus Associates, L.L.C.
                                                  its General Partner

                                             By: ___________________________
                                                 Name:
                                                 Title:

                                        OAK HILL SECURITIES FUND, L.P.

                                        By:  Oak Hill Securities GenPar, L.P.
                                        its General Partner

                                        By:  Oak Hill Securities MGP, Inc.
                                        its General Partner

                                        By: ___________________________
                                            Name:
                                            Title:


                                        OAK HILL SECURITIES FUND II, L.P.

                                        By:  Oak Hill Securities GenPar II, L.P.
                                             its General Partner

                                        By:  Oak Hill Securities MGP II, Inc.
                                             its General Partner

                                        By:  ___________________________
                                             Name:
                                             Title:


                                        LERNER ENTERPRISES, L.P.

                                        By:  Oak Hill Asset Management, Inc.
                                             As advisor and attorney-in-fact to
                                             Lerner Enterprises

                                        By:  ___________________________
                                             Name:
                                             Title:

                                        P&PK FAMILY LTD. PARTNERSHIP

                                        By: Oak Hill Asset Management, Inc.
                                            As advisor and attorney-in-fact to
                                            P&PK Family Ltd. Partnership

                                        By:  ___________________________
                                             Name:
                                             Title:


                                        CARDINAL INVESTMENT PARTNERS I, L.P.

                                        By: As advisor and attorney-in-fact to
                                            Cardinal Investment Partners I, L.P.

                                        By:  Oak Hill Advisors MGP, Inc.
                                             its General Partner

                                        By: ___________________________
                                            Name:
                                            Title:

                                        BASSO HOLDINGS LTD.
                                        (f/k/a AIG DKR SoundShore Holdings Ltd.)


                                        By: __________________________
                                            Howard I. Fischer
                                            Authorized Signatory

                                             MCKIM


                                             By:  ___________________________
                                                  Name: Alan S. McKim

                                             Alan S. McKim's Children's Trust


                                             By:  ___________________________
                                                  C. Michael Malm, Trustee

                                             By:  ___________________________
                                                  Carol R. Cohen, Trustee

                               SCHEDULE OF HOLDERS

             Holder Address                                  Investor's Representatives' Address
         and Facsimile Number                                       and Facsimile Number

-----------------------------------------               ------------------------------------------------

Cerberus CH LLC                                               Schulte Roth & Zabel LLP
450 Park Avenue, 28th Floor                                   919 Third Avenue
New York, NY 10022                                            New York, NY  10022
Telephone:  (212) 891-2100                                    Attn:  Stuart Freedman, Esq.
Facsimile:  (212) 891-1540                                    Telephone:  (212) 756-2000
Attention:  Daniel Wolf and Kevin Genda                       Facsimile:  (212) 593-5955
Oak Hill Securities Fund, L.P.                                Paul, Weiss, Rifkind, Wharton & Garrison
65 East 55th Street                                           1285 Avenue of the Americas
New York, New York 10022                                      New York, NY 10019
Telephone: (212) 326-1552                                     Telephone: (212) 373-3000
Facsimile:  (212) 838-8411                                    Facsimile:  (212) 757-3990
Attention:  William H. Bohnsack, Jr.                          Attention:  Eric Goodison

Oak Hill Securities Fund II, L.P.                             Paul, Weiss, Rifkind, Wharton & Garrison
65 East 55th Street                                           1285 Avenue of the Americas
New York, New York 10022                                      New York, NY 10019
Telephone: (212) 326-1552                                     Telephone: (212) 373-3000
Facsimile:  (212) 838-8411                                    Facsimile:  (212) 757-3990
Attention:  William H. Bohnsack, Jr.                          Attention:  Eric Goodison

Lerner Enterprises, L.P.                                      Paul, Weiss, Rifkind, Wharton & Garrison
65 East 65th Street                                           1285 Avenue of the Americas
New York, New York 10022                                      New York, NY 10019
Telephone: (212) 326-1552                                     Telephone: (212) 373-3000
Facsimile:  (212) 838-8411                                    Facsimile:  (212) 757-3990
Attention:  William H. Bohnsack, Jr.                          Attention:  Eric Goodison

P&PK Family Ltd. Partnership                                  Paul, Weiss, Rifkind, Wharton & Garrison
65 East 55th Street                                           1285 Avenue of the Americas
New York, New York 10021                                      New York, NY 10019
Telephone: (212) 326-1552                                     Telephone: (212) 373-3000
Facsimile:  (212) 838-8411                                    Facsimile:  (212) 757-3990
Attention:  William H. Bohnsack, Jr.

Cardinal Investment Partners I, L.P.                          Paul, Weiss, Rifkind, Wharton & Garrison
65 East 55th Street                                           1285 Avenue of the Americas
New York, New York 10021                                      New York, NY 10019
Telephone: (212) 326-1552                                     Telephone: (212) 373-3000
Facsimile:  (212) 838-8411                                    Facsimile:  (212) 757-3990
Attention:  William H. Bohnsack, Jr.                          Attention:  Eric Goodison

Basso Holdings Ltd.                                           Basso Holdings Ltd.
c/o Basso Capital Management, L.P.                            c/o Basso Capital Management, L.P.
1266 East Main Street                                         1266 East Main Street
Stamford, Connecticut 06902                                   Stamford, Connecticut 06902
Telephone: (203) 352-6100                                     Telephone: (203) 352-6100
Facsimile:  (203) 352-6194                                    Facsimile:  (203) 352-6194
Attention: Howard I. Fischer                                  Attention: Marc Seidenberg

                                    EXHIBIT A

                             [SEC NO-ACTION LETTER]














































9590099.8